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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 7 2017

Washington DC

SEC FILE NUMBER
8-65878

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL EXECUTION BROKER, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK   610-617-2812

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ROBERT SACK _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GLOBAL EXECUTION BROKER, LP _____ , as
of DECEMBER 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA

| NOTARIAL SEAL |
| JANINE MULLER |
| Notary Public |
| UPPER PROVIDENCE TWP., MONTGOMERY CNTY |
| My Commission Expires Mar 22, 2017 |

_____
Signature

ASSISTANT TREASURER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Global Execution Brokers, LP

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2016. This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Execution Brokers, LP as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 17, 2017

GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2016

ASSETS
Receivable from clearing broker	$ 25,179,956
Receivable for payment for order flow	1,755,139
Receivable from affiliates	7,363,366
Fixed assets (net of accumulated depreciation of $146,795)	10,775
Total assets	$ 34,309,236

LIABILITIES AND PARTNERS' CAPITAL
Marketing and transaction fees payable	$ 6,664,660
Payable to affiliates	1,130,704
Accrued compensation	28,500
Accrued expenses and other liabilities	62,356
Total liabilities	7,886,220
Partners' capital	26,423,016
Total liabilities and partners' capital	$ 34,309,236

See notes to statement of financial condition

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2016

NOTE A - ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange (the "CBOE"). The Entity is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission ("CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records revenue from order flow and principal transactions and related expenses on a trade-date basis.

Interest income and order execution income are recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the asset.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2016, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $689,360 relating to these direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $37,284 related to these services.

The Entity enters into agreements with order flow providers and pays the providers an agreed-upon marketing fee for sending their orders through the Entity's order routing system. The Entity aggregates this order flow and may give preference to affiliates which are liquidity providers on the exchange where such orders are executed. In return for giving preference to these affiliates, the Entity receives payment for order flow directed to it by these affiliates. Included in receivable from affiliates is $4,923,840 related to this arrangement as of December 31, 2016.

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

Affiliates of the Entity which are liquidity providers on various exchanges may direct their order flow providers to route orders by way of the Entity's router and execution services. These affiliates benefit from this activity and make payments for order flow directly to such order flow providers based on previously agreed-upon rates. In these instances, the Entity has no liability regarding the affiliates' payments for order flow and only provides the routing and execution services on behalf of its affiliates. This arrangement is reviewed annually and adjusted as deemed necessary by management.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $404,060.

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on monthly electronic communication network charges plus a surcharge to cover other costs and, for certain affiliates, receives a fixed monthly fee to cover other order execution charges. As of December 31, 2016, these affiliates owed the Entity a net amount of $2,439,440 related to these fees.

Because of their short-term nature, the fair values of the payable to and the receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2016, management has determined that there are no material uncertain income tax positions.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. At December 31, 2016, the Entity had net capital of $18,773,254 which exceeded its requirement of $250,000 by $18,523,254.